04001587

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING JAN 27 2004 WASH, D.C. 158 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51945

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 30, 2002 (MM/DD/YY) AND ENDING November 28, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Optex Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 South Wacker Drive, Suite 1400
(No. and Street)

Chicago (City) Il (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Dinnell (212) 357-5723
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential person who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Scott Dinnell ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Optex Services LLC , as of November 28 , 2003 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LOIS KELLY SARMIENTO
Notary Public, State of New Jersey
No. 2176936
Qualified in Middlesex County
Commission Expires April 13, 2005

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Member of
OptEx Services, LLC

In planning and performing our audit of the financial statements and supplemental schedules of OptEx Services, LLC (the "Company") for the year ended November 28, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 28, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Chicago Board of Exchange, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 26, 2004

OPTEX SERVICES LLC

Statement of Financial Condition as of November 28, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
OptEx Services, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of OptEx Services, LLC (the "Company") at November 28, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 26, 2004

Optex Services LLC

STATEMENT of FINANCIAL CONDITION

November 28, 2003

Assets

Cash	$	110,354
Receivables from brokers, dealers and clearing organizations		13,497,658
Other assets		170
	$	13,608,182

Liabilities and Member's Equity

Payables to brokers, dealers and clearing organizations		3,292,838
Other liabilities and accrued expenses		130,662
		3,423,500
Member's equity		10,184,682
	$	13,608,182

The accompanying notes are an integral part of
this financial statement

Optex Services LLC

NOTES to STATEMENT of FINANCIAL CONDITION

Note 1. Description of Business

OptEx Services LLC (the company) is a Delaware limited liability company and a registered broker-dealer with the Securities and Exchange Commission (SEC). The company provides routing and execution services, execution quality reporting, and customer service support in US listed options to US broker dealers. The company is a wholly owned subsidiary of The Hull Group, L.L.C. (the member). The member is an indirectly wholly owned subsidiary of The Goldman Sachs Group, Inc.

Note 2. Significant Accounting Policies

Basis of Presentation

The financial statement has been prepared in accordance with generally accepted accounting principles that require management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. These estimates and assumptions are based on judgment and available information and consequently, actual results could be materially different from these estimates.

Unless otherwise stated herein, all references to November 2003 refer to the company's fiscal year ended or the date, as the context requires, November 28, 2003.

Financial Instruments. The statement of financial condition reflects purchases and sales of investments on a trade-date basis. Financial instruments owned are included in other assets in the statement of financial condition.

Income Taxes. The company is treated as a partnership for tax purposes. The tax effects of the company's activities accrue directly to the member.

Receivables from Brokers, Dealers and Clearing Organizations. Balance represents both cash deposits held by an affiliated clearing broker and receivables from brokers and dealers for routing and execution services.

Note 3. Related Party Transactions

The company enters into transactions with the Hull Group and affiliates in the normal course of business as part of its financing and general operations. Additionally, the company utilizes an affiliate as its clearing broker for all trading activity.

Note 4. Concentrations of Credit Risk

At November 28, 2003, $8,765,031 related to interest bearing deposits was receivable from an affiliated clearing broker and is presented in receivable from brokers, dealers and clearing organizations in the statement of financial condition.

Note 5. Net Capital Requirement

The company is a registered U.S. broker-dealer subject to Rule 15c3-1 of the Securities and Exchange Commission which specifies uniform minimum net capital requirements. The company has elected to compute net capital using the alternative method, as permitted by Rule 15c3-1, which requires that the company maintain minimum net capital of $250,000. At November 28, 2003, the company had net capital of $5,452,055 which was $5,202,055 in excess of its minimum net capital requirement.

The company has entered into a clearing agreement to clear all of its securities transactions through an affiliated clearing broker-dealer. This agreement is consistent with the terms of the SEC No-Action Letter dated November 3, 1998 relating to the capital treatment of assets in the proprietary accounts of an introducing broker (PAIB). Accordingly, the company is permitted to include PAIB assets as allowable assets in its capital computations.